ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES THIRD QUARTER 2010
FINANCIAL RESULTS

Hong Kong, China – October 19, 2010 – Asia Entertainment & Resources Ltd. (AERL) (NASDAQ: AERL, AERLW), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, today announced unaudited and not reviewed financial results for the quarter and nine months ended September 30, 2010.  All currency amounts are stated in United States dollars.

Financial Highlights for the Three and Nine Months Ended September 30, 2010

•
Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted that is defined below) for the three and nine months ended September 30, 2010 in our two VIP gaming rooms in Macau was $2.4 billion and $6.7 billion, respectively, up 49% and 105% year-over-year, compared to $1.6 billion and $3.3 billion in the same periods of 2009.

•	Revenue for the three and nine months ended September 30, 2010 was $28.5 million and $83.9 million, respectively, up 105% and 114% from $13.9 million and $39.2 million in the same periods of 2009.

•
Net Income (including pre-acquisition profit) grew 1,847% to $7.3 million and 172% to $26.7 million, respectively, in the three and nine months ended September 30, 2010 from $0.4 million and $9.8 million in the same periods of 2009, due primarily to the shift toward a more commission-based business and the overall low win rate during the quarter ended September 30, 2009.

•
Non-GAAP earnings per share (EPS) derived from net income (including pre-acquisition profit)  for the nine months ended September 30, 2010 was $2.15, based on a basic weighted average share count of 12,378,633, and $1.24 based on a fully diluted weighted average share count of 21,523,430.

•
GAAP EPS for the three and nine months ended September 30, 2010 (based on net income after deduction of $4.3 million pre-acquisition profit) was $0.57 and $1.80, respectively, based upon the basic weighted average share counts of 12,810,908 and 12,378,633, respectively, and $0.40 and $1.04, respectively, based upon fully diluted weighted average share counts of 18,345,903 and 21,523,430, respectively.

•	Total available cage capital at the end of the third quarter was approximately $90.7 million, up 23.7% from $73.3 million at the end of the second quarter of 2010.

AERL Chairman Lam stated, “The third quarter of 2010 was our second consecutive quarter of triple-digit revenue growth, primarily due to our ability to increase the Rolling Chip Turnover for our two VIP gaming rooms in Macau.  For the nine months ended September 30, 2010, AERL generated 114% year-over-year revenue growth, exceeding the overall growth in Macau of 60% according to the DICJ, while our income including pre-acquisition profit increased 172% from the same period last year.  In addition, for the first nine months of 2010, there was approximately $6.7 billion in Rolling Chip Turnover, representing 105% year-over-year growth.  We believe the absolute growth of Rolling Chip Turnover will continue through the remainder of the year; however, monthly year-over-year improvement for the last three months of 2010 could be moderated when measured against the highly successful months during the last quarter of 2009.”

Mr. Lam further stated, "Compared to the previous two quarters, the overall performance of this quarter was below expectations mainly due to the low win rate at the Iao Kun VIP Room at the MGM Grand Hotel and Casino – which was 1.94% for the three months ended September 30, 2010 – and the higher than average commission paid to non-marker agents in July.  Assuming the Iao Kun VIP room at the MGM Hotel and Casino had a normal win rate of 2.90%, which is equivalent to the fixed commission of 1.25%, and the commission paid to agents on Rolling Chips Turnover remained at the average rate of 0.74% (year–to-date is 0.74%), earnings for the third quarter 2010 would have increased by approximately $2.1 million which would have resulted in total earnings of approximately $9.3 million for the quarter."

Subsequent Event

On October 12, the Company announced it had entered into a non-binding Memorandum of Understanding to acquire another VIP gaming promoter, which operates in the Venetian Resort on the Cotai Strip and earns revenues based upon the fixed commission rate of 1.25%.  Currently, the Company's VIP gaming rooms are located in Downtown Macau. The Company believes that this acquisition will offer an alternative for its current patrons and be accretive to both gross revenues and net earnings.  As a result of this acquisition, the Company believes that approximately 90% of its revenues will be generated under the 1.25% fixed commission, which would further reduce monthly earnings volatility.

The financial figures included in this announcement cover AERL’s financial results for the entire nine months ended September 30, 2010, including results for the period through February 2, 2010, the date on which it acquired all of the stock of Asia Gaming & Resort Limited (“AGRL”) unless otherwise noted.  Prior to the acquisition, the owners of the promoter companies were entitled to all of the net earnings from the operation of the VIP gaming rooms.  As a result of the acquisition, AERL became entitled to all of such earnings. During the nine months ended September 30, 2010, net income of $4.3 million was attributable to the pre-acquisition period ended February 2, 2010.

The assets, liabilities and the historical operations that are reflected in the financial statements are those of AGRL and the promoter companies and are recorded at the historical cost basis of AGRL and the promoter companies. AERL’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of AGRL subsequent to the acquisition.

Third Quarter 2010 Compared to Third Quarter 2009

The following table sets forth certain information regarding AERL’s results for the third quarter of 2010 and the third quarter of 2009 (all figures are in thousands, except ratios and percentages):

	3Q2009	3Q 2010	3Q 2010 to 3Q 2009
Rolling Chip Turnover	$1,611,467	$2,394,052	49%
Revenue from VIP gaming operations	$13,926	$28,533	105%
Commission to agents	$11,982	$18,492	54%
Selling, general and administrative expenses	$1,408	$2,521	79%
Income including pre-acquisition profit	$374	$7,281	1,847%
Revenue from VIP gaming operations/Rolling Chip Turnover	0.86%	1.19%
Commission to agents/Rolling Chip Turnover	0.74%	0.77%
Selling, general and administrative expenses/Rolling Chip Turnover	0.09%	0.11%
Income (including pre-acquisition profit)/Revenue from VIP gaming operations	2.68%	25.52%
Income (including pre-acquisition profit)/Rolling Chip Turnover	0.02%	0.30%

The 49% increase in Rolling Chip Turnover was primarily due to the overall growth of the Macau gaming markets and the reinvestment of accumulated earnings as additional working capital at the cage, which has enabled AERL to increase the availability of Rolling Chips and accommodate additional patrons.

Revenue for the third quarter of 2010 was $28.5 million, a 105% increase from $13.9 million in the same period of 2009.  Third quarter of 2010 net revenue as a percent of Rolling Chip Turnover was 1.19%, increasing from 0.86% in the third quarter of 2009, and up from 1.16% for the full year of 2009 due primarily to the mix shift toward a more commission-based business and the overall low win rate during the quarter ended September 30, 2009.  Gross win rates at the Iao Kun VIP room in the MGM Hotel and Casino for the three-month periods ended September 30, 2010 and 2009 were 1.94% and 1.74%, respectively, versus the historical average win rate of 2.90%.

AERL’s primary expense is commissions to agents, which was $18.5 million in the third quarter of 2010, up 54% from $12.0 million in the third quarter of 2009.  The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.77% in the third quarter of 2010, up from 0.74% in the third quarter of 2009 and 0.75% for the full year 2009 as a result of a higher percentage of commissions paid to non-marker agents in July.  Selling, general and administrative expense, as a percentage of Rolling Chip Turnover, was 0.11% in the third quarter of 2010, an increase from 0.09% in the third quarter of 2009 as a result of additional operating costs.

Net income (including pre-acquisition profit) grew 1,847% to $7.3 million in the third quarter of 2010 from $0.4 million in the same period of 2009 due primarily to the mix shift toward a more commission-based business and the overall low win rate during the quarter ended September 30, 2009.

Net income (including pre-acquisition profit) margin as a percentage of total revenue was 25.5% in the third quarter of 2010, up from 2.7% in third quarter of 2009 and down slightly from 25.7% for the full year 2009.  Net income (including pre-acquisition profit) margin as a percentage of Rolling Chip Turnover was 0.30% for the third quarter of 2010, up from 0.02% in third quarter of 2009, and comparable with the full year 2009 due primarily to the mix shift toward a more commission-based business and the overall low win rate during the quarter ended September 30, 2009.

EPS for the third quarter of 2010 was $0.57 based on a basic weighted average share count of 12,810,908, and $0.40 based on a fully diluted weighted average share count of 18,345,903.  The fully diluted share count includes 4,210,000 shares that will be issued upon the filing by AERL of its Annual Report on Form 20-F for the fiscal year ending December 31, 2010.  It also includes ordinary share equivalents for the issuance of a total of 10,643,145 shares upon the exercise of the outstanding public warrants, 3,608,000 warrants held by insiders and former insiders that were privately issued at the time of its initial public offering, 1,440,000 shares and warrants issuable upon the exercise of a unit purchase option granted to the representative of the underwriters of its initial public offering and shares issuable upon exercise of the warrants included in such option.  If all of such securities are exercised for cash, AERL could receive additional capital of $81,208,000.  To the extent that such securities are exercised on a cashless basis, the amount of cash received by AERL and the number of ordinary shares AERL would be required to issue could both be reduced and the pro forma earnings per share on a fully diluted basis may be increased.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

Revenue for the nine months ended September 30, 2010 was $83.9 million, a 114% increase from $39.2 million in the same period of 2009, mainly due to the increase in Rolling Chips Turnover. Net revenue as a percent of Rolling Chip Turnover was 1.25%, up from 1.19% in the nine months ended September 30, 2009, and up from 1.16% for the full year of 2009 due primarily to the mix shift toward more commission-based business and the overall low win rate of 2.49% during the nine months ended September 30, 2009.  The actual win rate for the full year 2009 was 2.38%.

Commissions to agents were $49.5 million for the nine months ended September 30, 2010, up 94% from $25.5 million in the prior-year period.  The commissions to agents, as a percentage of Rolling Chip Turnover, was 0.74% in the nine months ended September 30, 2010, down from 0.78% in the prior-year period and 0.75% for the full year 2009 as a result of Macau government policy to cap the commission that the casinos offer to the promoters.  Selling, general and administrative expense, as a percentage of Rolling Chip Turnover, was 0.10% in the nine months ended September 30, 2010, a slight decrease from 0.11% in the prior-year period as a result of increased economies of scale.

Net income (including pre-acquisition profit) grew 172% to $26.7 million in the nine months ended September 30, 2010 from $9.8 million in the same period of 2009, including $4.3 million attributable to the owners of the VIP room gaming promoters for the period of January 1, 2010 to February 2, 2010, due primarily to the mix shift toward more commission-based business, the overall low win rate of 2.49% during the nine months ended September 30, 2009 and the high commission rate to agents of 0.78% during the nine months ended September 30, 2009.

Net income (including pre-acquisition profit) margin as a percentage of total revenue was 31.8%, increasing from 25.1% in the nine months ended September 30, 2009 and up from 25.7% for the full year 2009.  Net income (including pre-acquisition profit) margin as a percentage of Rolling Chip Turnover was 0.40% for the nine months ended September 30, 2010, an increase from 0.30% in the nine months ended September 30, 2009 and the full year 2009, respectively.  The net income margin increased mainly due to the transition to a more fixed commission business and the overall low win rate during the nine months ended September 30, 2009.

Non-GAAP EPS derived from net income (including pre-acquisition profit) for the nine months ended September 30, 2010 was $2.15 based on a basic weighted average share count of 12,378,633 and $1.24 based on a fully diluted weighted average share count of 21,523,430.  For the nine months ended September 30, 2010, on GAAP net income of $22.3 million (excluding $4.3 million pre-acquisition profit), AERL had basic EPS of $1.80 and fully diluted EPS of $1.04.

Cash Flow and Balance Sheet Highlights

As of September 30, 2010, AERL had a total cash balance of $26.0 million.  Cash used in operations as a result of the implementation by the Promoter Companies to fund the marker system with agents was $32.7 million for the nine months ended September 30, 2010.  Prior to the acquisition, the Promoter Companies did not extend credit to junket agents.  Previously, the operations of the cage, which is where cash, non-negotiable and cash chips transactions and extension of credit occur, were owned by the individual owners of the Promoter Companies.  Subsequent to the acquisition of AGRL by AERL, the operations and extension of credit by the cage became controlled by the Group through the Promoter Companies.  Cash used for markers was $67.0 million during the period ended September 30, 2010.

As of September 30, 2010, total available cage capital was approximately $90.7 million.  The total available cage capital is comprised of markers receivable of $67.0 million and cash, cash chips and non-negotiable chips of $23.7 million.  AERL’s related parties have increased financing from $48.9 million as of June 30, 2010 to $58.0 million for the quarter ended September 30, 2010, an increase of $9.1 million, which was in preparation for the National Day Golden Week holidays and further demonstrates the continuing commitment from the principals to the success of the operations.

Outlook for 2010

For the first nine months of 2010, AERL’s Rolling Chip Turnover averaged $748 million per month.  The Company’s Rolling Chip Turnover year-to-date through September 2010 in Macau was $6.734 billion, an increase of 105% year-over-year, compared to $3.284 billion for 2009.

Chairman Lam further stated, “While the monthly percentage year-over-year growth rates may decline for the remainder of 2010 due to the highly successful last quarter of 2009, we continue to forecast growth.  For 2009, the average monthly Rolling Chip Turnover was $433 million.  We are maintaining Rolling Chip Turnover guidance for our two existing VIP rooms in Macau to average $700 million to $725 million per month, which equates to a total of $8.4 billion to $8.7 billion for full year 2010, up from $5.19 billion in 2009.”

“We continue to believe that for the remainder of 2010, the majority of the business will be on a fixed commission basis. We are adjusting our income (including pre-acquisition profit) guidance to $36 million to $39 million for 2010 based on the current performance of our existing two VIP gaming rooms in Macau,” concluded Chairman Lam.

Casino Revenue Compensation Methods

In Macau, two remuneration methods are used to compensate VIP room gaming promoters. On a fixed commission basis, VIP room gaming promoter revenues are based on an agreed percentage of Rolling Chip Turnover. On a win/loss split basis, the VIP room gaming promoter receives an agreed percentage of the “win” in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of loss that might be incurred. Compared to the fixed commission basis, the win/loss split basis subjects the VIP room gaming promoter to the risk of losses from the gaming patron’s activity and greater volatility.

In the nine months ended September 30, 2009, all of AERL’s business was on a win/loss split basis. However, to reduce the risks of losses and volatility, in the last quarter of 2009, AERL successfully transitioned the VIP room in the Galaxy Star World in Downtown Macau to a fixed 1.25% commission on Rolling Chip Turnover. During the nine months ended September 30, 2010, AERL conducted the majority of business on a fixed commission basis. The VIP room at the MGM Grand Hotel and Casino continued to operate at an approximate 43% (including certain incentive allowances) win/loss split basis.  At this rate, and assuming a win rate (the statistical percentage of the total amount bet that a casino wins) of 2.90%, AERL would have the same revenues at the MGM Grand Hotel and Casino as if it operated under a 1.25% fixed commission basis.  However, if the win rate exceeded 2.90%, AERL would have more revenues than if it operated on the 1.25% fixed commission basis. Because the larger part of AERL’s revenues is now directly related to Rolling Chip Turnover, the Company is concentrating its marketing efforts to increase the number of patrons and the amount of play at its VIP gaming room that operates under the 1.25% fixed commission basis.  Consequently, in order to increase the Rolling Chip Turnover, the Company reinvests its net income to increase the amount of cage capital available to finance increased patron activity.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with "non-negotiable chips” and winning bets are paid out by casinos in so-called "cash” chips. "Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of "non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to "roll,” from time to time, their "cash chips” into "non-negotiable” chips for further betting so that they may receive their commissions (hence the term "Rolling Chip Turnover”). Through the promoters, "non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL, formerly known as CS China Acquisition Corp., acquired AGRL on February 2, 2010. The principal business activities of AGRL’s wholly owned subsidiaries are to hold Profit Interest Agreements with its VIP room gaming promoters that provide AGRL with 100% of the profit streams from the operations of the VIP room gaming promoters. AGRL’s VIP room gaming promoters currently participate in the promotion of two major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One of the VIP gaming rooms is located at the top-tier MGM Grand Macau Casino in downtown Macau that is operated by the MGM Grand Paradise S.A. The other Macau VIP gaming facility is located in the luxury 5-star hotel, the Star World Hotel & Casino in downtown Macau, which is operated by Galaxy Casino, S.A.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL’s VIP room gaming promoters’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons’ skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL’s VIP room gaming promoters’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates.

ASIA ENTERTAINMENT & RESOURCES LTD
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited)	(A)

Total Assets, all current	$100,412,944	$6,250,170

Total Liabilities, all current	$74,905,656	7,775,322

Total Shareholders' Equity (Deficit)	25,507,288	(1,525,152)

Total Liabilities And Total Shareholders’ Equity (Deficit)	$100,412,944	$6,250,170
(A) Represents the combined balance sheets of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

ASIA ENTERTAINMENT & RESOURCES LTD
CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30, 2010	September 30, 2009(A)	September 30, 2010	September 30, 2009(A)

Revenue from VIP gaming operations	$28,533,177	$13,925,683	$83,941,149	$39,161,015

Expenses
- Commission to agents	18,491,782	11,982,306	49,509,822	25,468,812
- Selling, general and administrative expenses	2,520,821	1,408,413	6,961,674	3,554,954
- Special Rolling Tax	239,418	161,137	673,595	325,858
- NASDAQ listing expenses	-	-	140,000	-

Total Expenses	21,252,021	13,551,856	57,285,091	29,349,624

Net income (including pre-acquisition profit)	7,281,156	373,827	26,656,058	9,811,391

Prior owners' interest in pre-acquisition profit	-	(387,509)	(4,329,385)	(9,825,073)
Net Income (Loss) Attributable
To Ordinary Shareholders	$7,281,156	$(13,682)	$22,326,673	$(13,682)

Other Comprehensive Income (Loss)
Foreign Currency
- Translation adjustment	65,775	-	41,519	-

Total Other Comprehensive Income (Loss)	$7,346,931	$(13,682)	$22,368,192	$(13,682)

Net Income Per Share
Basic	$0.57	$ *	$1.80	$ *
Diluted	$0.40	$ *	$1.04	$ *

Weighted average shares outstanding
Basic	12,810,908	10,350,000	12,378,633	10,350,000
Diluted	18,345,903	10,350,000	21,523,430	10,350,000
*-Less than $0.01 per share

(A) Represents the combined statements of operations of AGRL, its subsidiaries and VIP Gaming Promoters, the Accounting Acquirer.

Non-GAAP Financial Measure

Our calculation of non-GAAP earnings per share derived from net income (including pre-acquisition profit) for the nine months ended September 30, 2010, differs from earnings per share based on net income because it includes all income derived from the operations for the entire period presented (the period prior to the acquisition of the operating business is excluded from our financial statements).  We use this information internally in evaluating our operations and believe this information is important to investors because it provides a complete picture of our operations for the entire period, and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, however, earnings per share derived from net income (including pre-acquisition profit) should not be considered an alternative to, or more meaningful than, earnings per share as determined in accordance with GAAP.   The following is a reconciliation of our GAAP EPS to our Non-GAAP EPS derived from income (including pre-acquisition profit) as well as a reconciliation of our GAAP income and our income including pre-acquisition profit:

	For the Nine Months Ended September 30, 2010
	Basic	Fully Diluted

GAAP earnings per share	$1.80	$1.04

Impact of pre-acquisition profit	0.35	0.20

Earnings per share (including pre-acquisition profit)	$2.15	$1.24

For the Nine Months Ended September 30, 2010

GAAP Net Income	$22,326,673

Impact of pre-acquisition profit	4,329,385

Net Income (including pre-acquisition profit)	$26,656,058

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results for the three and nine-month periods ended September 30, 2010 on Wednesday, October 20, 2010 at 11:00AM EDT/ 11:00PM Macau. To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call.

The conference call identification number is 18502100.

International Toll Dial-In Number: + 61288236760

Local Dial-In Number(s)

China, Domestic 4006988166

China, Domestic 8008700816

Hong Kong 85227598661

Singapore 6567226342

United States +1 866 242 1388

Contact:
Asia Entertainment & Resources Ltd.
James Preissler, +1 646 450 8808
preissj@aerlf.com